SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · 38m

We won ! Thank you to everyone on @X who supported us, encouraged us, and fought alongside us and for us against a company, a CEO and a Board with 100x our resources. This win was shareholder led. It shows the power of what we can do as a group of shareholders organized against a common cause. Thank you to everyone ! Lets make a better $BETR together. Thank you !

Better Home & Finance Holding ...
BETR **$12.42** +21.41%



Better.com Founder Wins Support to Regain Control of Board

From bloomberg.com

16 · 23 · 126 · 8.6K

Vishal Garg @vishal_better · 29m

Fastest time for a public company Founder/CEO to take back their company as per our research — under 60 days. Thank you to the rock star team that made it happen. Alex Spiro, Michael Swarz, and Minji Reem and many others at Quinn Emanuel, Andrew Freedman, Mark Kiley and many others at Olshan, Jessica Schaefer, Abby Vare, Liz Esterbrook and Lucia Jin at Cap V, Dan Zucchei and Joe Hermani at Longacre Square Partners, and Matt Hiltzik and Chris Cunningham at Hiltzik Strategies, and Chuck Garske, Bruce Goldfarb and Lisa Patel and others at Okapi. And MOST IMPORTANTLY thank you to all the $BETR shareholders big and small who supported us in this endeavor and encouraged us to keep going. Thank you Thank you Thank you !

Better

Better Home & Finance Holding ...
BETR **$12.42** +21.41%

businesswire
A BERKSHIRE HATHAWAY COMPANY

Historic Win for Better Home & Finance Shareholders as Garg Group Secures ...

From businesswire.com

8 5 31 957

Vishal Garg @vishal_better · 21m

"This historic victory serves the best interests of every Better shareholder," Alex Spiro, a partner at law firm Quinn Emanuel Urquhart & Sullivan who is representing Garg, said. "No public CEO has ever been pushed out, litigated the issue, and won his way back in two months. Vishal Garg has been vindicated." $BETR

Better Home & Finance Holding ...
BETR **$12.42** +21.41%


Better.com Founder Wins Support to Regain Control of Board

From bloomberg.com

1 · 1 · 13 · 476


Vishal Garg @vishal_better · 2h

One of our large business partners called me this am and he said he was on a call with our team this morning and he noticed that the zoom backgrounds were suddenly gone and people at $betr were at their desks and had a "can-do" spirit. We're going to be a better $BETR again. Thank you to all of our great team members who worked through the last 2 months and kept it all moving forward !

Better

Better Home & Finance Holding ...
BETR **$11.04** +7.92%

8 2 32 1.7K

Vishal Garg reposted

Bloomberg @business · 3h

Better founder and former CEO Vishal Garg has secured enough shareholder support to oust five board directors, according to people familiar with the matter


Better.com Founder Wins Support to Regain Control of Board

From bloomberg.com

4 4 20 24K


Vishal Garg

Yes wholesale was MY plan all along. Thank you all for your support. Now we are going to run at it even harder.

You can bet all those people working from home last 2 months showed up to the office today.

Was speaking to one of our large partners this am who called to congratulate me and he told me the can-do spirit is suddenly back at better.

He also said the zoom backgrounds were gone and everyone seemed to be at their desk.

12:54 PM

👍 🔥 5 ❤️ 2 ❤️


Mabi
I'm expecting muse connector to come before heloc portal
Nope 2:14 PM


Vishal Garg
Working remotely = remotely working
12:58 PM



Vishal Garg in · 1st

Founder & Board Member, Better.com

6h ·

We won ! For all **Better** shareholders, employees, business partners and most importantly customers --- for whom we will re-energize the mission of making homeownership in America cheaper, faster, easier, and BETTER and in doing so make the American Dream more affordable and accessible. Thank you to all our friends who stuck with me through the entire process, who reached out and offered encouragement and who pushed us to keep going against a company board and management with 100x our resources at its disposal. Thank you!!! Thank you !!! Thank you !!! Lets get started. AGAIN. and make it even BETTER this time.

https://lnkd.in/gECgVQkE



Better.com Founder Wins Support to Regain Control of...

bloomberg.com

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Anthony Pompliano @APompliano · 2h

This is another example of the power of social media in financial markets.

Vishal founded a company, took it public, got fired by a rogue board, and now has won back his spot leading the company.

Congrats to @vishal_better and the team that accomplished this quickly.

> **Vishal Garg** @vishal_better · 6h
>
> We won ! Thank you to everyone on @X who supported us, encouraged us, and fought alongside us and for us against a company, a CEO and a Board with 100x our resources. This win was shareholder led. It shows the power of what we can do as a group of shareholders organized against a
>
> **Better Home & Finance Holding ...**
> BETR **$11.00** +7.53%



22 5 73 24K

Linda Yaccarino @lindayaX · 5h

Proud to have been in your corner, Vishal. The shareholders made their voices heard, they believe in your leadership and the future of $BETR. Now go show the world what Better can be. Just the beginning! 🚀

3 1 22 1.8K

Vishal Garg @vishal_better · 4h

Thank you @lindayaX ! This was really the first AI native X driven proxy fight. Couldn't have done it without the amazing work that you and @elonmusk have done to make it a place where ordinary shareholders can take on clumsy boards and hold them accountable! And FAST - less than

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Better Home & Finance Holding Co

BETR **$11.00** +7.53%



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